UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of Registrant:
MarkWest Energy Partners, L.P.

2. Name of Person Relying on Exemption:
John M. Fox

3. Address of Person Relying on Exemption:
3033 E. 1st Avenue, Suite 400, Denver, Colorado 80206

4. Written Materials:
The attached written material is submitted pursuant to Rule 14a-6(g)(1)

JOHN FOX RESPONDS TO INSTITUTIONAL SHAREHOLDER SERVICES (ISS)
REPORT ON MARKWEST AND MPLX MERGER; BELIEVES REPORT RAISES
IMPORTANT CONCERNS THAT SUPPORT HIS ARGUMENTS

DENVER, Nov. 19, 2015 /PRNewswire/ – John M. Fox, the co-founder of MarkWest Hydrocarbon, and former CEO, Chairman and Director of MarkWest Energy GP, L.L.C., the general partner of MarkWest Energy Partners, L.P. ("MarkWest"), today responded to the recommendation made by Institutional Shareholder Services (ISS) on the proposed merger between MarkWest and MPLX LP (‘MPLX’). He still believes this is fundamentally a bad deal and believes the report raises important concerns that support his arguments.

Where We Sit Today

“The deal keeps getting worse every day,” Fox said.  “I continue to reach out to unitholders and welcomed the more than 350 institutional and retail investors on my conference call yesterday.  I continue to receive messages of support from top 10 institutional unitholders and individual retail investors. In fact, today, after the ISS announcement, I met face to face with a top 10 holder that confirmed his “no” vote and explained to me that he is still outraged by the deal. As I have said from the beginning, Marathon Petroleum is buying MarkWest Energy for pennies on the dollar. I urge my fellow unitholders to withhold their proxies or vote no because we are better together when fighting against such a terrible transaction.

“Marathon Petroleum is trying to get this deal on the cheap and needs MarkWest more than we need Marathon.” John Fox said. “I want to bring all investors’ attention to a few key points of information that was delivered from ISS that MarkWest Energy Partners, L.P. selectively quoted from in a press release yesterday morning.”

Fox said: “Although ISS issued a “For” vote for the proposed combination between of MPLX and MarkWest, ISS delivered many affirmations of the concerns that I previously delivered to the market, specifically, ISS noted:

•	“MWE unitholders will also see a sharp drop, on a per-MWE-unit basis, in their cash distributions once the merger is completed. Unitholders may also be disappointed by the fact that, on a per-MWE-unit basis, cash distributions will decline significantly when the transaction is completed.”

•	“Additionally, as holders of MPLX units after the transaction, current MWE unitholders will begin to pay Incentive Distribution Rights (IDRs) to MPLX's general partner, Marathon Petroleum. They do not currently pay IDRs under the MWE structure.”

•	“Following the merger, MWE unitholders will once again pay IDRs to a general partner, a degradation from the standalone MWE alternative.”

Fox continued: “I respectfully believe one of the core assumptions behind the ISS report, the decline in general market conditions, is wrong.  Additionally, and this is another important issue, ISS is recommending voting “Against” the Golden Parachutes for management.  They even noted in their report that ‘The company (MWE) did not perform a full auction sales process, which may raise some concerns as to whether the "most likely" buyers who could be expected to pay the best price were able to bid, and consequently whether MPLX's was the best offer available.’”

ISS’s General Market Conditions Assumption is Wrong

Fox said: “I believe ISS’s assumption is incorrect.  Below is a chart that indexes the share price performance of three Marcellus-focused midstream companies – Antero Midstream Partners LP (NYSE:AM), EQT Midstream Partners, LP (NYSE: EQM) and Rice Midstream Partners (NYSE: RMP) – against the unit price performance of MPLX LP (NYSE: MPLX), and the Alerian MLP Index (NYSE: AMZ), over the July 10, 2015 to November 18, 2015 time period.

“The three Marcellus focused midstream companies fell an average of 13.4% over the time period compared to a 40.4% decline for the units of MPLX which is a result of the announced deal dragging down the units of MarkWest.

“The Marcellus and Utica regions, key operating areas for MarkWest, yield superior returns for operations compared to other basins in United States.”

ISS Outlines Significant Changes in Corporate Governance

ISS’s report, issued on November 17, 2015, said: “MWE unitholders will see significant changes in corporate governance provisions and practices if the merger is completed.” Most significant among these are:

•	Controlled Company: The combined company will be totally controlled by MPC, in its role as general partner even though current MWE unitholders with will hold approximately 73 percent of the combined company.

•	Election of Directors: The combined company will not hold annual meetings, and unitholders will not have the right to elect directors to the MPLX General Partner, nor afforded the opportunity to opine on director nominees. However, following the merger, MWE may nominate one director to the MPC board;

•	Approval of Mergers: any sale of the company requires prior consent from the General Partner, which has no duty to consent to any transaction and may do so without obligation to MPLX unitholders. Additionally, the General Partner may consummate any merger with another limited liability entity without the prior approval of MPLX s unitholders if MPLX is the surviving entity in the transaction.

Fox said, “By approving this deal, unitholders will own 73% of a company that they will not have any say in.  Just like MPC is doing with this MWE deal, it will force upon the MPLX LP unitholders dropdowns and additional transactions that may not be in the best interests of the LP holders.  Remember, evidenced by recent events during this proposed merger process, MPC seems willing to push MPLX unitholder values down 40% to get what it wants. This is not a management team I trust.”

ISS Confirms Degradation with IDR Payments to a General Partner

ISS’s report, issued on November 17, 2015, said: “Following the merger, MWE unitholders will once again pay IDRs to a general partner, a degradation from the standalone MWE alternative. The larger question, however, is whether they will simply be transferring value to the General Partner, as MWE's former Chairman/CEO has asserted …”

Fox responded: “Just by doing this deal, MPC’s IDR value jumps overnight to $210 million from $25 million a year. MarkWest eliminated its IDR program years ago because we realized it was too much of a financial burden for a growth company. As a standalone company, MarkWest is able to reinvest cash generated from the partnership back into growth projects. If the proposed merger goes through, Marathon Petroleum will suck $2 billion away from unitholders that could have otherwise been used to fund MWE growth projects.”

Gary Heminger, president of Marathon while presenting at the Barclays’ CEO Power Conference on September 9, 2015, made it abundantly clear of his company’s intended use of MPLX: “We're going to continue to use the MLP to grow that value. We'll use the MLP to grow the value inside MPC through the IDRs that come back into MPC.”

ISS Confirms that this Deal May Not Represent the Best Price

ISS’s report, issued on November 17, 2015, said: “The company did not perform a full auction sales process, which may raise some concerns as to whether the "most likely" buyers who could be expected to pay the best price were able to bid, and consequently whether MPLX's was the best offer available. However, the company did receive non-binding offers from two other companies, and the deal with MPLX represented the best economic value of the offers received.”

Fox said, “MWE should not sell at a bottom of a market cycle. As a standalone company with a balance sheet that is only one step away from investment grade, Ba3, and assets that support investment, MWE has access to public markets to continue its grow path with this assets base.

As Frank Semple, Chairman, President and Chief Executive Officer of MarkWest emphasized in his third quarter earnings announcement: “Our solid third-quarter results reflect the resiliency of our business model during this period of extremely low commodity prices. We will continue to optimize our capital and efficiently execute our plan in order to support our producer customers and growing volumes in many of the nation’s most economic resource plays.”

Fox continued: “MWE outlined in its third quarter presentation that it expected 2016 EBITDA growth of 16% despite reducing its capital investment program to match current market conditions. This type of cash flow growth is enviable by most companies in the S&P 500.  MWE is not a company in distress and does not need to sell.”

Balance Sheet – MWE is Just as Strong as Marathon

Throughout the ISS report, there seems to be a core assumption buttressed by claims form MPLX and MPC that MPC’s balance sheet will be used to support future growth of the combined company.

Fox responded: “I want to be crystal clear here, MarkWest’s Senior Secured rating is the same as MPLX, and its subordinated debt is rated two notches below. MarkWest does not have to depend on Marathon going forward. MarkWest has more than $700 million of capital liquidity and uses an At The Market (ATM) structure to raise equity funding.  During MWE’s third quarter results conference call, MWE management forecasted processed and gathered volume growth in 100% of its core operating regions, 2016 Distributable Cash Flow growth of 14.3% to 16%, and 2016 EBITDA growth of 13.5% to 17.9%.

“Regarding funding future capital projects, we recently saw an example of how one of MWE’s competitors, EQT Midstream Partners, on November 10, 2015, successfully raised more than $406 million in gross proceeds via an equity offering.  MWE is the number one processor of natural gas operating in the same region as EQT, therefore, I believe MWE would be fully capable to raise any necessary capital as it has in the past to fund more than $10 billion of projects in the previous five years.

“I believe MWE’s announcement to combine with MPLX because Marathon has a stronger balance sheet is simply a ruse, or a Trojan Horse, by MWE’s management to trigger a Golden Parachute for itself!”

Fox continued: “Though the continued rhetoric from Marathon is that the strong balance sheet is an asset for the combined entity, page 43 of the proxy statement clearly states ‘MPLX’s general partner [Marathon Petroleum] intends to limit its liability regarding MPLX’s contractual and other obligations.”

ISS Recommends “Advisory” Vote on Golden Parachutes

ISS’s report, issued on November 17, 2015, said: “A vote AGAINST this proposal is warranted. Although the employment agreements of all NEOs except the CEO have been replaced by retention agreements with the acquirer, the CEO's original employment agreement contains a modified single-trigger cash severance provision. This allows for voluntary termination following a change-in-control, triggering a cash payout estimated by the company at $5.5 million in addition to accelerated equity vesting.”

Fox said: “As pointed out in the proxy filing, MWE GP's non-employee directors have financial interests in the Merger that are different from the interests of MWE’s Common Unitholders.  Management stands to make an aggregate of $53.8 million in the transaction, with Frank Semple making $14.5 million alone, by selling out in a down cycle. The Golden Parachute is an indication that management is not acting in the best interest of the unitholders.  I believe these Golden Parachutes have blinded MWE management into taking a deal that is not a good deal from the very beginning.  Quite frankly, I believe the board of directors and management failed to perform.”

Fox concluded: “I strongly believe in a standalone MarkWest entity and urge fellow unitholders to withhold their proxies or vote no with me. Today I make a promise to my fellow unitholders, just as I did when I co-founded MarkWest, to act in unitholders best interest and accordingly will continue to speak to unitholders about my views on the deal in hopes that unitholder interest are put first. We all count.”

Contact:

John M. Fox

E: Johnfox@iamvotingno.com
P: 303-926-4354
Website: www.iamvotingno.com

Disclaimer: John Fox is providing this material for general informational purposes only.  None of the information provided herein is intended to be relied upon as investment advice. The opinions expressed in this letter are those of Mr. Fox as of November 4, 2015 and are subject to change at any time due to changes in market, economic conditions, or new public information pertinent to the proposed merger. These opinions are Mr. Fox's alone, and do not reflect the opinions of any other member of the Fox family.

The information and opinions contained in this material are derived from proprietary and non-proprietary sources deemed by Mr. Fox to be reliable and are not necessarily all inclusive. Mr. Fox does not guarantee the accuracy or completeness of this information. There is no guarantee that any forecasts made by any party will come to pass. Reliance upon information in this material is at the sole discretion of the reader.

Mr. Fox is not soliciting proxies relating to the MarkWest unitholder meeting and does not have the authority to vote your proxy. Mr. Fox urges his fellow unitholders to withhold their proxies or vote against the merger.

Permission was neither sought nor obtained from ISS for the references made herein.